

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

James Thompson
Chief Executive Officer
SPYR, Inc.
8547 E. Arapahoe Rd STE J527
Greenwood Village, CO 80112

> **Re: SPYR, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 033-20111**

Dear Mr. Thompson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures, page 43

1. It does not appear you have separately reported on and concluded on management's evaluation of internal control over financial reporting. Please revise this section in future filings to separately distinguish between your evaluation of disclosure controls and procedures and that of internal control over financial reporting to comply with the requirements of Item 308(a) of Regulation S-K or explain why your disclosure is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services